Grant F. Adamson Chief Governance Officer Telecopier: (512) 434-3750 e-mail: GrantAdamson@templeinland.com

March 8, 2007

VIA EDGAR AND FACSIMILE

Mr. Jay Ingram

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Temple-Inland Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 3, 2007

File No. 001-08634

Dear Mr. Ingram:

This letter is in response to the written comments received from the staff of the Division of Corporation Finance contained in the letter dated March 6, 2007, regarding the above referenced filing (the "Comment Letter"). A copy of the Comment Letter is attached for your reference. Our responses correspond to the numbering in the Comment Letter with a brief summary of the comment used as a caption.

We understand and appreciate the purpose of your review and appreciate the promptness of your response. We further appreciate the opportunity to discuss the filing with you on Wednesday. We hope that after reviewing our response, you will agree with the approach we plan to take to address your comments.

1.            To the extent the corporate governance proposals to be voted on are directly or indirectly a consequence of a dispute with a stockholder, the Schedule 14A should be expanded to more fully describe the background of the proposals .

The corporate governance proposals to be voted on are in no way related to the notice we received earlier this year from a stockholder announcing its intention to nominate directors at this annual meeting. As you observed, that notice was later withdrawn. As discussed with you on Wednesday, these proposals were adopted by our board of directors in November 2006. In fact, our intention to adopt these changes has appeared on our web site (www.templeinland.com/responsibility) since adoption by the board. Accordingly, we believe that no additional disclosure is required in the Schedule 14A related to this point.

1300 South MoPac Expressway Austin, Texas 78746 Tel 512.434.3745

Mr. Jay Ingram

March 8, 2007

The record date to determine stockholders entitled to vote at the annual meeting is not until March 27, 2007. Accordingly, we would plan to file definitive proxy materials as soon after the record date as practicable.

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Again, we appreciate your interests in working with us to enhance our disclosures in our filings and look forward to working with you toward this end. If you should have any questions or comments regarding this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Grant F. Adamson

Grant F. Adamson
Chief Governance Officer

Enclosures